October 7, 2010 United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Dear Ms. John:

Re:	Tree Top Industries, Inc. Form 10-KA for the Fiscal Year Ended December 31, 2009 Filed August 30, 2010 File No. 000-10210
Item 13:  Certain Relationships and Related Transactions, page 41:

The balance due to related parties as of December 31, 2008 of $583,529 consisted entirely of advances and payables to Mr. David Reichman, the Company’s CEO.  During 2008 Mr. Reichman advanced the Company $155,000, and was repaid $44,339 of prior year payables. As of December 31, 2009, the related party balance of $1,345,769 consists of wages payable to Mrs. Kathy M. Griffin, the Company’s President of $127,500, and $1,218,269 due to Mr. Reichman for advances and accrued wages.  During 2009 Mr. Reichman advanced the Company $206,052 and was repaid $100,398. Accrued wages of $500,000 and other expenses of $29,086 also increase the related party payable to Mr. Reichman.

We will include this same level of disclosure for related party transactions in future filings.

Sincerely,

TREE TOP INDUSTRIES, INC.

__/s/______________________________
David I. Reichman, Chairman & CEO